UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization CNPJ/MF nº 76.535.764/0001-43 NIRE 33.3.0029520-8 Publicly-held Company

MATERIAL FACT

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), pursuant to Article 157, paragraph 4 of Law 6404/76 and pursuant to CVM Instruction 358/02, informs its shareholders and the market in general that it has been informed of the decision of the 7th Corporate Court of the District of the Capital of the State of Rio de Janeiro, before which the Judicial Reorganization is pending (the “Court”), with respect to requests made by international creditors of the Oi Companies, which ordered as a precautionary measure and until the interested parties file their statements, that the Officers appointed by the Board of Directors at a meeting held on November 3, 2017, as disclosed in Material Fact released on that date, refrain from interfering in matters related to judicial reorganization, as well as to the negotiation and preparation of the judicial reorganization plan for the Oi Companies, without prejudice to the regular exercise of their other operational duties in the direction of the Company. As clarified by the Court, such a decision is provisional and will be subject to review after it receives statements from all the parties involved.

A copy of the decision in its entirety is available to the Company’s shareholders at the IPE Module of CVM’s Empresas.NET System (www.cvm.gov.br). A translation of the decision into English will also be sent, as soon as possible, to the US Securities and Exchange Commission as per Form 6-K.

The Company will maintain its shareholders and the market in general informed of the development of the subject matter of this Material Fact.

Rio de Janeiro, November 17, 2017.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer, Investor Relations Officer and Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2017

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer